VARIABLE ACCUMULATION DESIGN^{SM}

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company
and its
Select*Life Variable Account

Supplement Dated December 17, 2013

This supplement updates and amends certain information contained in your prospectus dated April 28, 2008, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE PREMIUM EXPENSE CHARGE

We deduct a premium expense charge from each premium payment we receive. This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

The premium expense charge is currently 6.25% of each premium payment received during the first ten policy years and 3.75% thereafter. Effective February 24, 2014, the premium expense charge after year ten is increasing from 3.75% to 6.25%. We guarantee that this charge will never exceed 6.25%.

IMPORTANT INFORMATION ABOUT THE ADMINISTRATIVE CHARGE

We deduct an administrative charge from your policy value on each monthly processing date. This charge helps compensate us for the costs associated with administering the policies.

Effective February 24, 2014, the monthly administrative charge is increasing from $8.25 to $12.00. We guarantee that this charge will never exceed $12.00.

IMPORTANT INFORMATION REGARDING THE
MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge from your policy value on each monthly processing date. This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

For policies with policy dates prior to February 20, 2006, the monthly mortality and expense risk charge is currently 0.075% (0.90% annually) of your variable account value during the first ten policy years and 0.02083% per month thereafter. Effective February 24, 2014, we will be increasing this charge for policy years 11 and later from 0.02083% per month (0.25% annually) to 0.05% per month (0.60% annually). In no event will the mortality and expense risk charge exceed 0.90% annually for the duration of the policy.

For policies with policy dates on or after February 20, 2006, the monthly mortality and expense risk charge is 0.075% (0.90% annually) of your variable account value during the first five policy years. During policy years six through ten, we will reduce this charge to 0.04166% per month (0.50% annually). After the tenth policy year, this charge is eliminated.